Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 8, 2022

Erin Purnell

Sonia Bednarowski

Division of Corporation Finance

Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited

Amendment No. 4 to Registration Statement on Form S-1

Filed November 1, 2021, 2021

File No. 333-257209

Dear Ms. Purnell and Ms. Bednarowski:

On behalf of our client, Goldenstone Acquisition Limited, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 17, 2021 (the “Comment Letter”) regarding Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1. Concurrent herewith, we are filing Amendment No. 5 to the Company’s Registration Statement reflecting the changes set forth below (the “Amended Registration Statement”).

As we discussed in our call with you on December 16, 2021, although certain members of the Company’s management team have employment or other ties to China, none of the members of the Company’s management team are residents or citizens of China. The Company is formed under Delaware law and has its headquarters in the United States. Therefore, neither the Company nor its officers and directors are currently under the jurisdiction of China.

Given the complexities of acquiring a business in China, the Company has decided to exclude companies headquartered in or that conducts a majority of its business in China (including Hong Kong and Macau) from potential targets for its initial business combination. The Amended Registration Statement reflects disclosure to this effect and the form of Amended and Restated Certificate of Incorporation (Exhibit 3.2) has been revised to include this restriction. Therefore, the Company believes that the China-related disclosure requested by the Comment Letter is no longer necessary and China-related disclosure included in prior filings has been removed as well. Please note also that the size of the offering has been increased from $50 million to $60 million and the financial data has been updated throughout.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner

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